Subordinated Debt Offering Investor Presentation September 2019 Filed Pursuant to Rule 433 Registration No. 333-215654 September 6, 2019

Forward Looking Statements This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “may,” “should,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking statements. These statements should be considered subject to various risks and uncertainties, and are made based upon management’s belief as well as assumptions made by, and information currently available to, management pursuant to “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Pinnacle Financial Partners, Inc. (“Pinnacle Financial” or the “Company”) may differ materially from the results anticipated in forward-looking statements due to a variety of factors including, but not limited to: (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (ii) the ability to grow and retain low-cost core deposits and retain large, uninsured deposits; (iii) the inability of Pinnacle Financial, or entities in which it has significant investments, like BHG, to maintain the historical growth rate of its, or such entities', loan portfolio; (iv) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (v) effectiveness of Pinnacle Financial's asset management activities in improving, resolving or liquidating lower-quality assets; (vi) the impact of competition with other financial institutions, including pricing pressures and the resulting impact on Pinnacle Financial’s results, including as a result of compression to net interest margin; (vii) adverse conditions in the national or local economies including in Pinnacle Financial's markets throughout Tennessee, North Carolina, South Carolina and Virginia, particularly in commercial and residential real estate markets; (viii) fluctuations or differences in interest rates on loans or deposits from those that Pinnacle Financial is modeling or anticipating or that affect the yield curve; (ix) the results of regulatory examinations; (x) Pinnacle Financial’s ability to identify potential candidates for, consummate, and achieve synergies resulting from, potential future acquisitions and difficulties and delays in integrating acquired businesses or fully realizing cost savings and other benefits from acquisitions; (xi) risks of expansion into new geographic or product markets; (xii) any matter that would cause Pinnacle Financial to conclude that there was impairment of any asset, including intangible assets; (xiii) reduced ability to attract additional financial advisors (or failure of such advisors to cause their clients to switch to Pinnacle Bank), to retain financial advisors (including as a result of the competitive environment for associates) or otherwise to attract customers from other financial institutions; (xiv) the ability of Pinnacle Financial to implement its branch consolidation strategy on the timelines, and at the costs, presently contemplated; (xv) deterioration in the valuation of other real estate owned and increased expenses associated therewith; (xvi) inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies, required capital maintenance levels or regulatory requests or directives, particularly if Pinnacle Financial's level of applicable commercial real estate loans were to exceed percentage levels of total capital in guidelines recommended by its regulators; (xvii) approval of the declaration of any dividend by Pinnacle Financial's board of directors; (xviii) the vulnerability of Pinnacle Bank's network and online banking portals, and the systems of parties with whom Pinnacle Financial contracts, to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches; (xix) the possibility of increased compliance and operational costs as a result of increased regulatory oversight (including by the Consumer Financial Protection Bureau), including oversight of companies in which Pinnacle Financial or Pinnacle Bank have significant investments, like BHG, and the development of additional banking products for Pinnacle Bank's corporate and consumer clients; (xx) the risks associated with Pinnacle Financial and Pinnacle Bank being a minority investor in BHG, including the risk that the owners of a majority of the equity interests in BHG decide to sell the company if not prohibited from doing so by Pinnacle Financial or Pinnacle Bank; (xxi) changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, like BHG, including regulatory or legislative developments; (xxii) risks associated with the possible shutdown of the United States Federal government, including the adverse effects on the national or local economies and adverse effects resulting from a shutdown of the U.S. Small Business Administration’s SBA loan program; (xxiii) the availability of and access to capital; (xxiv) adverse results (including costs, fines, reputational harm, inability to obtain necessary approvals and/or other negative effects) from current or future litigation, regulatory examinations or other legal and/or regulatory actions; (xxv) general competitive, economic, political and market conditions; and (xxvi) and other factors and information contained in Pinnacle Financial’s reports and filings with the SEC, including those described in “Item 1A Risk Factors” of Pinnacle Financial’s quarterly report on Form 10-Q for the quarter ended June 30, 2019. Many of these risks factors are beyond Pinnacle Financial’s ability to control or predict, and you are cautioned not to put undue reliance on the forward-looking statements appearing in this presentation. Forward-looking statements represent Pinnacle Financial’s estimates and assumptions only as of the date that they were made. Pinnacle Financial does not intend to update or reissue any forward-looking statements contained in this presentation as a result of new information or other circumstances that may become known to Pinnacle Financial. Safe Harbor Statements

Safe Harbor Statements Non-GAAP Financial Matters This presentation contains certain non-GAAP financial measures, excluding in certain instances the impact of expenses related to other real estate owned, gains or losses on sale of investment securities, the charges associated with Pinnacle Financial's branch consolidation project, the sale of the remaining portion of Pinnacle Bank's non-prime automobile portfolio, expenses associated with Pinnacle Financial’s merger with BNC and other matters for the accounting periods presented. This presentation may also contain certain other non-GAAP capital ratios and performance measures that exclude the impact of goodwill and core deposit intangibles associated with Pinnacle Financial's acquisitions of BNC, Avenue Bank, Magna Bank, CapitalMark Bank & Trust, Mid-America Bancshares, Inc., Cavalry Bancorp, Inc. and other acquisitions which collectively are less material to the non-GAAP measure. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. Because non-GAAP financial measures presented in this presentation are not measurements determined in accordance with GAAP and are susceptible to varying calculations, these non-GAAP financial measures, as presented, may not be comparable to other similarly titled measures presented by other companies. Pinnacle Financial believes that these non-GAAP financial measures facilitate making period-to-period comparisons and are meaningful indications of its operating performance. In addition, because intangible assets such as goodwill and the core deposit intangible, and the other items excluded each vary extensively from company to company, Pinnacle Financial believes that the presentation of this information allows investors to more easily compare Pinnacle Financial's results to the results of other companies. Pinnacle Financial's management utilizes this non-GAAP financial information to compare Pinnacle Financial's operating performance for 2019 versus certain periods in 2018 and to internally prepared projections. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is set forth in the appendix of this presentation. Disclaimers Pinnacle Financial has filed a registration statement (including a prospectus) (File No. 333-215654) and a preliminary prospectus supplement with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents Pinnacle Financial has filed with the SEC for more complete information about Pinnacle Financial and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the proposed offering will arrange to send you copies of the prospectus and the preliminary prospectus supplement relating to the proposed offering if you request it by calling Sandler O'Neill + Partners, L.P. toll-free at 866-805-4128 or Piper Jaffray & Co. toll-free at 866-371-5212. Certain information contained in this presentation and statements made orally during this presentation relates to or is based on publications and other data obtained from third party sources. While we believe these third party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from such third party sources. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication there has been no change in the affairs of the Company after the date hereof.

Terms of Proposed Offering

Pinnacle FINANCIAL PARTNERS

Issuer:	Pinnacle Financial Partners, Inc. (NASDAQ: PNFP)
Security Type:	Fixed-to-Floating Rate Subordinated Notes due [ ], 2029
Published Credit Ratings:(1)(2)	Kroll Bond Rating Agency: BBB Egan-Jones Rating Company: A-
Coupon:	[ ]%
Term:	10 Years (Non-Call 5 Years)
Redemption:	At the Company's option beginning in 2024 at 100% of par
Use of Proceeds:	Repay $218.8 million of aggregate subordinated debt of Pinnacle Financial Partners and Pinnacle Bank that becomes callable over the next twelve months and for general corporate purposes and contributions of capital to Pinnacle Bank(3)
Book Running Manager:	Sandler O'Neill + Partners, L.P.
Co-Manager:	Piper Jaffray & Co.

(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
(2) Kroll outlook for all long-term ratings is positive
(3) Redemption of approx. $88.8 million of Pinnacle Financial subordinated notes in the fourth quarter of 2019 or first quarter of 2020 and, subject to receipt of required regulatory approvals and our ultimate decision to redeem such notes, $130.0 million of Pinnacle Bank subordinated notes after they become eligible for redemption in July 2020; see 'Use of Proceeds' section in the prospectus supplement for additional information

Note: No representation or warranty is made regarding the adequacy or completeness of this summary information. Potential investors should refer to the offering documentation for their decision-making purposes, including the Preliminary Prospectus Supplement and Prospectus available on the SEC website and the documents incorporated by reference therein.

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Company Overview Company Overview Financial Highlights as of or for the Three Months Ended June 30, 2019 Name: Pinnacle Financial Partners, Inc. Headquarters: Nashville, TN Founded: 2000 Dollars in Millions Franchise Footprint Loan Composition Deposit Composition Total Assets $26,540 Gross Loans $18,814 Total Deposits $19,449 Loan / Deposit Ratio 97% Total Equity $4,176 Total Equity / Total Assets 15.74% Tangible Common Equity* $2,327 Tang. Common Equity / Tang. Assets* 9.43% Tier 1 Leverage Ratio 9.06% Total RBC Ratio 11.99% CRE / Bank-Level RBC Ratio 289% NPAs / Assets 0.39% Net Interest Margin 3.48% Cost of Deposits 1.25% Non-Interest Income / Avg. Assets 1.09% Non-Interest Expense / Avg. Assets 1.98% Efficiency Ratio 49.2% Return on Average Assets 1.55% Return on Average Tang. Common Equity* 17.74% 114 Branches *: See Appendix for reconciliation of non-GAAP financial measures

Corporate Strategy Our VisionTo be the best financial services firm and the best place to work in the Southeast Our Mission 1) Provide distinctive financial service and effective advice to clients 2) Enrich associates personally, professionally and financially 3) Make a significant positive impact on the community 4) Create outstanding long-term value for shareholders Our Values IntegrityFairnessLearningPartnership ResultsBalanceDiscipline Our Strategy Focus on businesses, real estate professionals and consumers that desire a deep relationship with their financial partner Provide distinctive service and effective advice Hire and retain highly experienced and qualified financial services professionals Offer a full line of financial services including banking, investments, mortgage, trust, insurance and financial planning Offer extraordinary convenience "We believe so strongly in this foundation that 100 percent of our associates go through a three-day orientation to enable them to understand and adopt our mission, vision and values. Conducted by me and others on our Leadership Team, the orientation builds teamwork, provides a clear sense of the Pinnacle culture and ensures we all share the same goal." Terry Turner, President and CEO VISION MISSION VALUES STRATEGY

Well Positioned in Attractive Markets in the Southeast 1 C&I Platform is Pinnacle’s Principal Strength 2 Consistently Outperform Industry Expectations and Peers on Loan Growth, Deposit Growth and Earnings Growth 3 Granular Loan Portfolio and Disciplined Underwriting Standards Contribute to Excellent Asset Quality 4 Sourcing Low-cost Core Deposit and Developing Strong Depositor Relationships is a Key Strategic Initiative 5 Strong Fee Income Including Returns on Investment in Bankers Healthcare Group (“BHG”) 6 7 Key Investment Highlights Corporate Culture Results in Higher Levels of Employee Engagement, Lower Employee Turnover and Consistent Service for Clients

Executive Leadership Team Name Title Age Years in Banking Industry Years at Pinnacle M. Terry Turner President, Chief Executive Officer & Director 64 40 18 Robert A. McCabe, Jr. Chairman of the Board 68 42 18 Harold R. Carpenter, Jr. Executive VP & Chief Financial Officer 59 36 18 Hugh M. Queener Chief Administrative Officer 63 43 18 Richard "Rick" Callicutt II Chairman for the Carolinas & Virginia & Director 60 34 2 J. Harvey White Chief Credit Officer/ Knoxville Regional Executive 69 44 9 D. Kim Jenny Chief Risk Officer 64 44 12

Franchise History 2005 Cavalry Bancorp, Inc. Murfreesboro, TN $605mm assets $455mm loans $539mm deposits 2015 Bankers Healthcare Group 30% stake CapitalMark Bank & Trust Chattanooga, TN $968mm assets $765mm loans $840mm deposits Magna Bank Memphis, TN $565mm assets $451mm loans $454mm deposits 2016 Bankers Healthcare Group 19% stake 49% ownership in total Avenue Financial Holdings, Inc. Nashville, TN $1,162mm assets $836mm loans $970mm deposits 2017 BNC Bancorp High Point, NC $7,402mm assets $5,418mm loans $6,083mm deposits 2007 Mid-America Bancshares, Inc. Nashville, TN $1,069mm assets $774mm loans $905mm deposits Pinnacle has successfully announced and integrated six whole bank acquisitions and one meaningful non-controlling investment since its founding in 2000 Note: Financial data as of announcement based on merger investor presentations

Attractive Metropolitan Markets Per the Bureau of Economic Analysis’ 2017 Regional GDP report Note: Deposit data per FDIC as of June 30, 2018

*: See Appendix for reconciliation of non-GAAP financial measures Note: All other financial results based on GAAP financial data CAGR: 37.7% CAGR: 37.6% GAAP Basis Adjusted Non-GAAP Basis* Historical Financial Performance 2Q19 Summary Results

*: See Appendix for reconciliation of non-GAAP financial measures Note: All other financial results based on GAAP financial data * * Historical Financial Performance 2Q19 Summary Results

(1) Texas Ratio = (non-accrual loans + troubled debt restructurings + OREO + Loans 90 Days Past Due) / (Tangible Equity + Loan Loss Reserve) as reported on Pinnacle Financial FR Y-9C regulatory filings *: See Appendix for reconciliation of non-GAAP financial measures Note: All other financial results based on GAAP financial data (1) * Historical Financial Performance 2Q19 Summary Results

Loans by Category CRE Loans by Borrower Industry C&I Loans by Borrower NAICS Code(1) Based on the first two digits of the borrowers’ NAICS code Includes C&I loan categories with gross loans outstanding < $150 million Note: As of June 30, 2019; dollars in millions Gross Loans ($mm) Percent of Total (%) C&I 5,795 30.8 CRE - Owner-Occ. 2,624 13.9 CRE - Investment 4,252 22.6 CRE - Multifamily & Other 709 3.8 C&D and Land 2,118 11.3 Consumer RE 2,950 15.7 Consumer & Other 366 1.9 Gross Loans & Leases $18,814 100.0% CRE and C&D Ratios as of June 30, 2019 Total CRE / Bank-Level RBC: 289% Total C&D / Bank-Level RBC: 83% Loan Portfolio Portfolio Composition

*: Year-to-date data annualized based on respective six month period ended June 30 Deposit Portfolio Deposit Growth and Cost of Deposits Organic Deposit Growth Rates Total Deposits ($mm) Percent of Total (%) Non-Interest Bearing 4,493 23.1 Transaction Accounts 2,711 13.9 MMDA & Savings 7,621 39.2 Time < $250K 3,840 19.7 Time > $250K 784 4.0 Total Deposits $19,449 100.0% Municipal Deposits 1,194 6.1 Brokered Deposits 2,162 11.1 Deposit Composition as of June 30, 2019

Rate Index Weighted Average Coupon New Loans Weighted Average Coupon Origination Mix Jun. 30, 2018 Jun. 30, 2019 Change 3Q18 4Q18 1Q19 2Q19 2Q19 LIBOR 4.43% 4.79% 0.36% 4.33% 4.99% 4.83% 4.73% 41.0% 1 Month LIBOR 2.09% 2.40% 0.31% 2.11% 2.35% 2.50% 2.40% Prime 5.24% 5.75% 0.51% 5.74% 5.95% 6.07% 6.03% 25.0% Fed funds target 2.00% 2.50% 0.50% 2.25% 2.50% 2.50% 2.50% Fixed rate 4.44% 4.60% 0.16% 4.91% 4.78% 5.07% 4.89% 31.0% 5-Year Treasury 2.73% 1.76% (0.97%) 2.81% 2.88% 2.53% 2.12% Note: Weighted Average EOP Coupon Trends – excludes impact of purchase accounting adjustments and impact from early payoffs which result in immediate recognition of deferred fees and prepayment penalties and increase actual yields. For the 1-month LIBOR and 5-year Treasury rates, the above amounts are quarterly average rates. All Loans C&I CRE Construction Note: As of June 30, 2019 Net Interest Margin Loans: Fixed-Rate vs. Floating-Rate and Yield

Actions taken in 2Q19 to lessen interest rate risk exposure: Unwound $900 million of fixed-to-floating loan interest rate swaps Purchased $1.3 billion of interest rate floors Restructured $600 million of bonds; decreasing variable-rate exposure from 40% of investment securities to 30% Shortened duration of wholesale funding – at June 30, 75% of wholesale funding refinances within one year compared to 60% at March 31 Sales force contacting depositors about downrate environment *: Through May 31, 2019 Note: Peer information per S&P Global Market Intelligence; see Appendix for list of peer companies Net Interest Income Sensitivity: -100bps Rate Shock Net Interest Margin Actions to Better Position for Declining Rates

Yr/Yr Growth 16.4% *: Excludes gains and losses on sales of investment securities and loss on sale of non-prime automobile portfolio Note: Dollars in thousands Fee Income / Avg. Assets Fee Income

Pinnacle has a 49% non-controlling interest in Bankers Healthcare Group, LLC (“BHG”), a full-service loan provider that principally extends loans to healthcare and other professional practices Strengthened business model that has performed extremely well over time Sophisticated analytics contribute to potential for growth and profitability 18 straight years of profitable results Managed effectively through the Great Recession Significant interest margins and reserves for substitution losses Tremendous experience by a broad group of leaders BHG Annual Loan Volume Originations Source: Internal data and BHG presentation to PNFP Board of Directors – June 2019 YTD June 30, 2019 Loan Originations of $675 million Fee Income Bankers Healthcare Group

99.6% of the MBS and CMO securities were agency backed (including GSEs) as of June 30, 2019 Presented on S&P Bond Ratings Scale Note: Peer information per S&P Global Market Intelligence; see Appendix for list of peer companies Securities Portfolio Composition Fixed Rate vs. Variable Rate Bond Yields vs. Peers Bond Ratings Distribution as of June 30, 2019 Total Securities as of 6/30/19: $3.4 billion (1) (1) Rating (2) Book Value ($000) Percent of Total (%) AAA 1,184,188 35.3% AA+ 1,660,854 49.5% AA 298,263 8.9% AA- 50,867 1.5% A+ 5,861 0.2% A 5,612 0.2% A- 10,731 0.3% BBB+ 1,632 0.0% BBB 10,147 0.3% BB+ 4,673 0.1% NR 119,566 3.6% 3,352,396 100.0% Securities Portfolio

Liquidity To meet short-term liquidity needs, Pinnacle maintains a targeted cash position and has borrowing capacity through a number of wholesale sources including the FHLB, correspondent banks and the Federal Reserve Bank Pinnacle has the following sources of liquidity at the Holding Company level: $95 million of cash as of June 30, 2019 $75 million revolving credit facility with $0 outstanding as of June 30, 2019 As of June 30, 2019, Pinnacle Bank had the following sources of liquidity: $322 million net funds position (cash and receivables less outstanding payables) $2.2 billion of unpledged bonds $4.2 billion of available credit from the FHLB, net of $2.0 billion of outstanding borrowings/LCs, resulting in $2.1 billion of funding available $3.6 billion Fed Discount Window borrowing capacity $170 million unsecured Fed Funds borrowing capacity As of June 30, 2019, Pinnacle Bank could pay approximately $608.9 million of additional dividends to Pinnacle Financial without prior approval of the Commissioner of the Tennessee Department of Financial Institutions(1) The amount and timing of all future dividend payments by Pinnacle Bank and Pinnacle Financial, if any, is subject to the discretion of each of Pinnacle Bank’s and Pinnacle Financial's board of directors and will depend on, among other things, Pinnacle Financial's and Pinnacle Bank’s earnings, capital position, financial condition and other factors, including new regulatory capital requirements

Pro Forma Capital Ratios Note: All offering assumptions are for illustrative purposes only; assumes $300.0 million in gross subordinated notes issuance, a 1.00% underwriters’ fee, $500,000 of offering-related costs, and approximately $207.7 million of net proceeds downstreamed to Pinnacle Bank (net proceeds remaining following proposed redemption of $88.8 million of Pinnacle Financial subordinated notes; see ‘Use of Proceeds’ section in the prospectus supplement for additional information) Pro forma balance sheet and capital ratios assuming a $300 million gross offering and redemption of $88.8 million of Pinnacle Financial subordinated notes

Pro Forma Double Leverage and Interest Coverage Note: All offering assumptions are for illustrative purposes only; assumes $300.0 million in gross subordinated notes issuance, a 1.00% underwriters’ fee, $500,000 of offering-related costs, a 4.25% coupon, and approximately $207.7 million of net proceeds downstreamed to Pinnacle Bank (net proceeds remaining following proposed redemption of $88.8 million of Pinnacle Financial subordinated notes; see ‘Use of Proceeds’ section in the prospectus supplement for additional information) Assumes the redemption of $88.8 million of Pinnacle Financial sub debt

Appendix

  2016 2017 2018 1Q19 2Q19 Total Assets $ 11,194,623 $ 22,205,700 $ 25,031,044 $ 25,557,858 $ 26,540,355 Less: Goodwill (551,594) (1,808,002) (1,807,121) (1,807,121) (1,807,121) Core deposit and other intangible assets (15,104) (56,710) (46,161) (43,850) (41,578) Tangible Assets $ 10,627,925 $ 20,340,988 $ 23,177,762 $ 23,706,887 $ 24,691,656             Total Stockholders Equity $ 1,496,696 $ 3,707,952 $ 3,965,940 $ 4,055,939 $ 4,176,361 Less: Goodwill (551,594) (1,808,002) (1,807,121) (1,807,121) (1,807,121) Core deposit and other intangible assets (15,104) (56,710) (46,161) (43,850) (41,578) Tangible Common Equity $ 929,998 $ 1,843,240 $ 2,112,658 $ 2,204,968 $ 2,327,662             Tangible Common Equity to Tangible Assets 8.75% 9.06% 9.12% 9.30% 9.43%             Average stockholders’ equity $ 1,343,693 $ 2,777,130 $ 3,836,412 $ 4,017,375 $ 4,117,754 Less: Average goodwill (498,237) (1,234,316) (1,807,533) (1,807,121) (1,807,121) Average core deposit and other intangible assets (11,662) (39,261) (51,650) (45,330) (43,025) Net average tangible common equity $ 833,794 $ 1,503,553 $ 1,977,229 $ 2,164,924 $ 2,267,608             Return on average common equity 9.47% 6.26% 9.37% 9.49% 9.77% Adjustment due to goodwill, core deposit and other intangible assets 5.79% 5.31% 8.81% 8.11% 7.97% Return on average tangible common equity 15.26% 11.57% 18.18% 17.60% 17.74% Book value per share $ 32.28 $ 47.70 $ 51.18 $ 52.63 $ 54.29 Less: Adjustment to goodwill, core deposit and other intangible assets (12.22) (23.99) (23.91) $ (24.02) (24.03) Tangible book value per share $ 20.06 $ 23.71 $ 27.27 $ 28.61 $ 30.26 Appendix Reconciliation of Non-GAAP Measures

Appendix

Reconciliation of Non-GAAP Measures

	2016	2017	2018	1Q19	2Q19
Net interest income	$ 324,994	$ 543,307	$ 736,342	$ 187,246	$ 188,918
Total noninterest income	121,003	144,903	200,870	51,063	70,682
Total revenues	445,997	688,210	937,212	238,309	259,600
Less: Investment (gains) losses on sales of securities, net	(395)	8,265	2,254	1,960	4,466
Loss on sale of non-prime automobile portfolio	-	-	-	-	1,536
Total revenues, excluding above noted adjustments	$ 445,602	$ 696,475	$ 939,466	$ 240,269	$ 265,602

	2016	2017	2018	1Q19	2Q19
Total noninterest income	$ 121,003	$ 144,904	$ 200,870	$ 51,063	$ 70,682
Less: Investment (gains) losses on sales of securities, net	(395)	8,265	2,254	1,960	4,466
Loss on sale of non-prime automobile portfolio	-	-	-	-	1,536
Total noninterest income, excluding above noted adjustments	$ 120,608	$ 153,169	$ 203,124	$ 53,023	$ 76,684

	2016	2017	2018	1Q19	2Q19
Total noninterest expense	$ 236,285	$ 366,560	$ 452,887	$ 114,051	$ 127,686
Less: ORE expenses	396	1,079	723	246	2,523
Branch consolidation	-	-	-	-	3,189
Merger-related charges	11,747	31,843	8,259	-	-
Total core noninterest expense, excluding above noted adjustments	$ 224,142	$ 333,638	$ 443,905	$ 113,805	$ 121,974

	2016	2017	2018	1Q19	2Q19
Efficiency ratio	52.98%	53.26%	48.32%	47.86%	49.19%
Adjustment due to above noted adjustments	-2.68%	-5.36%	-1.07%	-0.49%	-3.27%
Adjusted efficiency ratio, excluding above related adjustments	50.30%	47.90%	47.25%	47.37%	45.92%

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Appendix

PNFP Peer Group

Pinnacle FINANCIAL PARTNERS

Institution Name	Ticker	City, State
Pinnacle Financial Partners, Inc.	PNFP	Nashville, TN
Associated Banc-Corp	ASB	Green Bay, WI
BancorpSouth Bank	BXS	Tupelo, MS
Bank OZK	OZK	Little Rock, AR
Chemical Financial Corporation (1)	CHFC	Midland, MI
Cullen/Frost Bankers, Inc.	CFR	San Antonio, TX
F.N.B. Corporation	FNB	Pittsburgh, PA
First Horizon National Corporation	FHN	Memphis, TN
Fulton Financial Corporation	FULT	Lancaster, PA
Hancock Whitney Corporation	HWC	Gulfport, MS
IBERIABANK Corporation	IBKC	Lafayette, LA
Old National Bancorp	ONB	Evansville, IN
PacWest Bancorp	PACW	Beverly Hills, CA
Prosperity Bancshares, Inc.	PB	Houston, TX
Sterling Bancorp	STL	Montebello, NY
Synovus Financial Corp.	SNV	Columbus, GA
TCF Financial Corporation (1)	TCF	Wayzata, MN
Trustmark Corporation	TRMK	Jackson, MS
UMB Financial Corporation	UMBF	Kansas City, MO
Umpqua Holdings Corporation	UMPQ	Portland, OR
United Bankshares, Inc.	UBSI	Charleston, WV
Valley National Bancorp	VLY	Wayne, NJ
Western Alliance Bancorporation	WAL	Phoenix, AZ
Wintrust Financial Corporation	WTFC	Rosemont, IL

(1) Included in peer group prior to their merger of equals on August 1, 2019

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